FOR IMMEDIATE RELEASE	TSX: SLW
August 10, 2016	NYSE: SLW

SILVER WHEATON ANNOUNCES RECORD GOLD SALES FOR
THE SECOND QUARTER OF 2016

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the second quarter ended June 30, 2016. All figures are presented in United States dollars unless otherwise noted.

Silver Wheaton produced over 130,000 ounces of gold in the first half of 2016 – substantially more than the first half of 2015 at 103,700 ounces and almost twice the first half of 2014 production of 66,600 ounces. Furthermore, gold sales were at a second-consecutive record level in the quarter at over 70,000 ounces, driven by record gold sales at Salobo.

SECOND QUARTER HIGHLIGHTS

•	Attributable production in Q2 2016 of 7.6 million ounces of silver and 70,200 ounces of gold, respectively, compared with 7.2 million ounces of silver and 50,100 ounces of gold in Q2 2015, an increase of 5% and 40%, respectively.
•	On a silver equivalent basis¹ and gold equivalent basis¹ attributable production in Q2 2016 was 12.9 million silver equivalent ounces ("SEOs") or 171,300 gold equivalent ounces ("GEOs"), compared with 10.8 million SEOs or 149,100 GEOs in Q2 2015, an increase of 18% and 15%, respectively.1
•	Attributable sales volume in Q2 2016 of 7.1 million ounces of silver and a record 70,800 ounces of gold, compared with 5.6 million ounces of silver and 61,000 ounces of gold in Q2 2015, an increase of 28% and 16%, respectively.
•	On a silver equivalent basis¹ and gold equivalent basis¹, attributable sales volume in Q2 2016 was 12.5 million SEOs or 165,900 GEOs, compared with 10.0 million SEOs or 137,600 GEOs in Q2 2015, an increase of 24% and 21%, respectively.
•	As at June 30, 2016, payable ounces attributable to the Company produced but not yet delivered³ amounted to 2.6 million payable silver ounces and 28,500 payable gold ounces, representing a decrease of 0.4 million payable silver ounces and 5,200 payable gold ounces during the three month period ended June 30, 2016.
•	Revenues of $212 million in Q2 2016 compared with $164 million in Q2 2015, representing an increase of 29%.

•	Average realized sale price per ounce sold in Q2 2016 of $17.18 per ounce of silver and $1,267 per ounce of gold representing an increase of 5% and 6%, respectively, compared to Q2 2015.
•	Net earnings of $60 million ($0.14 per share) in Q2 2016 compared with $54 million ($0.13 per share) in Q2 2015, representing an increase of 12%.
•	Operating cash flows of $134 million ($0.31 per share²) in Q2 2016 compared with $109 million ($0.27 per share²) in Q2 2015, representing an increase of 23%.1
•	Cash operating margin² in Q2 2016 of $12.72 per silver ounce sold and $866 per gold ounce sold, representing an increase of 5% and 8%, respectively, as compared with Q2 2015.
•	Average cash costs² in Q2 2016 were $4.46 and $401 per ounce of silver and gold, respectively.
•	Declared quarterly dividend of $0.05 per common share.
•	On April 14, 2016, the Company completed a bought-deal common share financing, whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for total net proceeds of approximately $607 million.
•	Asset Highlights
o	Goldcorp Inc. ("Goldcorp") has approved the Pyrite Leach Project ("PLP") at Peñasquito with commercial production expected in the first quarter of 2019. The PLP is expected to add annual incremental silver production of approximately 1 to 1.5 million ounces net to Silver Wheaton that is currently not included in the Company's guidance.
o	Peñasquito production was significantly lower relative to Q2 2015 due to a variety of factors including planned lower ore grades and recovery as part of mine sequencing, a planned shutdown of 10 days in Q2 2016 for maintenance, and a longer than anticipated period to ramp the plant up to full production due to a variety of restart issues.
o	The Sudbury mines produced a record 14,900 ounces of attributable gold in Q2 2016, an increase of approximately 82% relative to Q2 2015, due to higher grades and associated mill recoveries.
•	Events Subsequent to the Quarter
o	On August 2, 2016, Silver Wheaton's wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. ("SWC"), agreed to acquire from a subsidiary of Vale S.A. ("Vale") an additional amount of gold equal to 25% of the life-of-mine gold production from the Salobo mine, located in Brazil.

"Silver Wheaton continues to be focussed on building a high-quality portfolio of assets that provides a secure foundation during uncertain and volatile times in the precious metals price cycle, but also reap even more robust cash flows when commodity prices turn," said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. "With commodity prices rebounding in the second quarter, we were well positioned with the largest precious metals streaming portfolio in the industry, resulting in over $130 million in operating cash flow."

"Salobo was once again our strongest asset in the quarter, generating record gold sales for us. Given its continued outperformance since we acquired the first stream in 2013, it should come as no surprise that Silver Wheaton seized the opportunity to add an additional 25% of the gold from the Salobo mine just last week. With the additional gold from Salobo and silver from the recently added Antamina mine, which has surpassed even our expectations for three consecutive quarters, we look forward to demonstrating to investors how powerful our cash flow generation can be in an environment of increasing precious metals prices."

Financial Review

Revenues
Revenue was $212 million in the second quarter of 2016, on sales volume of 7.1 million ounces of silver and 70,800 ounces of gold. This represents a 29% increase from the $164 million of revenue generated in the second quarter of 2015 due primarily to (i) a 28% increase in the number of silver ounces sold; (ii) a 16% increase in the number of gold ounces sold; (iii) a 5% increase in the average realized silver price ($17.18 in Q2 2016 compared with $16.42 in Q2 2015); and (iv) a 6% increase in the average realized gold price ($1,267 in Q2 2016 compared with $1,195 in Q2 2015).

Costs and Expenses
Average cash costs² in the second quarter of 2016 were $4.46 per silver ounce sold and $401 per gold ounce sold, as compared with $4.26 per silver ounce and $395 per gold ounce sold during the comparable period of 2015. This resulted in a cash operating margin² of $12.72 per silver ounce sold and $866 per gold ounce sold, an increase of 5% and 8%, respectively, as compared with Q2 2015. The increase in the cash operating margin was primarily due to a 5% increase in the average realized silver price and a 6% increase in the average realized gold price in Q2 2016 compared with Q2 2015.

Earnings and Operating Cash Flows
Net earnings and cash flow from operations in the second quarter of 2016 were $60 million ($0.14 per share) and $134 million ($0.31 per share²), compared with $54 million ($0.13 per share) and $109 million ($0.27 per share²) for the same period in 2015, an increase of 12% and an increase of 23%, respectively.

Balance Sheet
At June 30, 2016, the Company had approximately $124 million of cash on hand and $706 million outstanding under the Company's $2 billion revolving term loan. The revolving term loan matures on February 27, 2021.

On April 14, 2016, the Company completed a bought-deal common share financing, whereby a total of 38,105,250 common shares (inclusive of the underwriters' over-allotment option) of Silver Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Silver Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was primarily used to repay debt that was outstanding under the Company's $2 billion revolving credit facility.

Subsequent to the quarter, the Company announced the acquisition of an additional 25% of the life-of-mine gold production from the Salobo mine for upfront cash consideration of $800 million and an amendment to the 10 million Silver Wheaton common share purchase warrants previously issued to a subsidiary of Vale to reduce the exercise price from US$65 to US$43.75 per common share4.

The $800 million upfront cash payment will be financed by cash on hand as well as proceeds from the Company's $2 billion revolving term loan.

Second Quarter Asset Highlights

During the second quarter of 2016, attributable production was 7.6 million ounces of silver and 70,200 ounces of gold, respectively, representing an increase of 5% and 40% compared with the second quarter of 2015.

Operational highlights for the quarter ended June 30, 2016, are as follows:

Salobo
In the second quarter of 2016, Salobo produced 35,627 ounces of attributable gold, an increase of approximately 28% relative to the second quarter of 2015. This growth was primarily due to increased grade resulting from the continued ramp up of the expansion to 24 million tonnes per annum, which commenced production in mid-2014. Vale expects Salobo to reach its full production capacity in the second half of 2016.

Peñasquito
In the second quarter of 2016, Peñasquito produced 0.9 million ounces of attributable silver, a decrease of approximately 55% relative to the second quarter of 2015. As disclosed in Goldcorp's second quarter of 2016 MD&A, the significant drop in production was attributable to a variety of factors including: planned lower ore grades and recovery from the upper transitional ore and low grade stockpiles in 2016 compared to 2015 (when ore was being sourced from the heart of the deposit), a shutdown of 10 days in the second quarter for planned mill maintenance, and a longer than anticipated period to ramp the plant up to full production due to a variety of restart issues. The plant had reportedly returned to normal operations by July 2016. Goldcorp forecasts that over the next three years, mining activities in the pit will focus on lower grade ore in the upper parts of the Peñasco pit while stripping is emphasized to ensure an economically optimal pit shell design. By 2019, Goldcorp expects production to once again benefit from mining higher grades at the bottom of the Peñasco pit. Goldcorp further reports that construction of the Northern Well Field project continued to progress during the quarter and is on track to be completed by the end of the third quarter of 2016.

Finally, Goldcorp has approved the PLP and mobilization is expected to commence in August 2016. The PLP is expected to increase overall gold and silver recovery by treating the zinc tailings before discharge to the tailings storage facility. Based on a feasibility study entitled "Feasibility Study Report Peñasquito Metallurgical Enhancement Project" completed in December 2015 by Fluor Canada Inc. (the "Feasibility Study"), the PLP is expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings. The PLP is expected to add annual incremental production of approximately 100 - 140 thousand gold ounces and approximately 4-6 million silver ounces (Silver Wheaton will be entitled to 25% of the incremental silver production). Commercial production is expected in the first quarter of 2019. According to Goldcorp, the project is expected to have a minimal impact on the site water balance and will not require upgrades to the water supply as the Pyrite Leach processing plant recirculates existing plant processing water.

San Dimas
In the second quarter of 2016, San Dimas produced 1.6 million ounces of attributable silver, a decrease of approximately 11% relative to the second quarter of 2015. As per Primero Mining Corp.'s ("Primero") second quarter of 2016 MD&A, the decreased production year-over-year was mainly due to lower throughput rates and lower head grades due to the lack of availability of high-grade stopes mainly as a result of lower development in the first quarter of 2016 and ventilation and mine services issues. Primero has also reported that a labor issue during July impacted development and has therefore resulted in deferring mining some high grade areas to 2017.

      Antamina
In the second quarter of 2016, Antamina produced 1.7 million ounces of attributable silver benefiting from better than expected recovery and throughput. In the first half of 2016, Antamina has produced 3.7 million ounces of silver relative to full year guidance for 2016 of approximately 5.5 million ounces.

Sudbury
In the second quarter of 2016, Vale's Sudbury mines produced a record 14,893 ounces of attributable gold, an increase of approximately 82% relative to the second quarter of 2015. This increase was attributable to higher grades and associated mill recoveries at the Coleman, Copper Cliff, and Totten mines.

Other Gold
Total other gold production in the second quarter of 2016 was 19,729 ounces, an increase of approximately 40% relative to the second quarter of 2015. The increase was driven primarily by higher throughput and grades at Minto and higher throughput and recoveries at 777.

Produced But Not Yet Delivered 3
As at June 30, 2016, payable ounces attributable to the Company produced but not yet delivered³ amounted to 2.6 million payable silver ounces and 28,500 payable gold ounces, representing a decrease of 0.4 million payable silver ounces and 5,200 payable gold ounces during the three month period ended June 30, 2016, primarily the result of decreases related to the Antamina, Yauliyacu, and Peñasquito silver interests and the Salobo gold interest. Payable ounces produced but not yet delivered to Silver Wheaton companies are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Events Subsequent to the Quarter

Salobo Acquisition
On August 2, 2016, SWC agreed to acquire from a subsidiary of Vale an additional amount of gold equal to 25% of the life-of-mine gold production from the Salobo mine. This acquisition is in addition to the 50% of the Salobo gold production that SWC is currently entitled to. SWC will pay upfront cash consideration of US$800 million for the increased gold stream and the 10 million Silver Wheaton common share purchase warrants previously issued to a subsidiary of Vale will be amended to reduce the exercise price from US$65 to US$43.75 per common share4. In addition, SWC will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment now commencing in 2019 on the entire 75% stream) and the prevailing market price for each ounce of gold delivered under the agreement. SWC will be entitled to all attributable gold production for which an off-taker payment is received after July 1, 2016.

Outlook

Silver Wheaton is the largest pure precious metal streaming company in the world. As a result of the recent amendments to the Salobo precious metal purchase agreement, the Company has updated its one-year and long-term production guidance. For 2016, Silver Wheaton's estimated attributable gold production is now forecast to be 305,000 ounces, up from 265,000 ounces previously forecasted, and estimated average annual attributable gold production over the next five years (including 2016) is anticipated to be approximately 330,000 ounces of gold per year, up from 260,000 ounces. Silver production in 2016 is now forecast to be approximately 32 million ounces, down slightly from previous guidance of 32.8 million ounces due to lower than expected production from San Dimas (Primero has reported that labor issues during July impacted development and has therefore resulted in deferring mining some high grade areas to 2017) and Peñasquito (Goldcorp has reported that over the next three years mining activities in the pit will focus on lower grade ore in the upper parts of the Peñasco pit while stripping is emphasized to ensure an economically optimal pit shell design) partially offset by Antamina, which is expected to be above previous guidance. Annual silver production over the next five years (including 2016) remains unchanged at 31 million ounces per year.

From a liquidity perspective, the $124 million of cash and cash equivalents as at June 30, 2016 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, August 11, 2016, starting at 11:00 am (Eastern Time) to discuss these results and the acquisition of an additional 25% of the gold from the Salobo mine as announced on August 2, 2016. A presentation on the highlights of the acquisition has been posted on the Company's home page at www.silverwheaton.com and will be referenced during the call. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	45537734
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 18, 2016 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	45537734
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton's MD&A and Financial Statements, which are available on the Company's website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Silver Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Silver Wheaton website at http://www.silverwheaton.com/company/corporate-governance/default.aspx.

End Notes

1 Please refer to the table on the bottom of page 12 for the methodology of converting production and sales volumes to silver- and gold-equivalent ounces.
2 Please refer to non-IFRS measures at the end of this press release.
3 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
4 The amendment to the 10,000,000 Silver Wheaton common share purchase warrants is subject to the approval of the Toronto Stock Exchange. The amended warrants will become effective on August 16, 2016.

Condensed Interim Consolidated Statement of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2016	2015	2016	2015
Sales	$212,351	$164,435	$399,862	$294,939
Cost of sales
Cost of sales, excluding depletion	$60,208	$47,795	$116,845	$82,259
Depletion	75,074	53,327	146,417	85,372
Total cost of sales	$135,282	$101,122	$263,262	$167,631
Gross margin	$77,069	$63,313	$136,600	$127,308
Expenses and other income
General and administrative [1]	$9,959	$7,886	$20,803	$16,056
Interest expense	4,590	798	11,522	2,298
Other expense	1,599	992	2,759	2,916
	$16,148	$9,676	$35,084	$21,270
Earnings before income taxes	$60,921	$53,637	$101,516	$106,038
Income tax (expense) recovery	(615)	89	(231)	(2,893)
Net earnings	$60,306	$53,726	$101,285	$103,145

Basic earnings per share	$0.14	$0.13	$0.24	$0.27
Diluted earnings per share	$0.14	$0.13	$0.24	$0.27
Weighted average number of shares outstanding
Basic	436,726	404,138	419,838	387,464
Diluted	436,986	404,308	420,019	387,672
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,205	$1,420	$2,602	$3,341

Condensed Interim Consolidated Balance Sheets

	June 30	December 31
(US dollars in thousands - unaudited)	2016	2015
Assets
Current assets
Cash and cash equivalents	$124,490	$103,297
Accounts receivable	3,880	1,124
Other	2,923	1,455
Total current assets	$131,293	$105,876
Non-current assets
Silver and gold interests	$5,323,048	$5,469,412
Early deposit - silver and gold interest	17,766	15,725
Royalty interest	9,107	9,107
Long-term investments	67,229	19,776
Other	12,766	12,315
Total non-current assets	$5,429,916	$5,526,335
Total assets	$5,561,209	$5,632,211
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,686	$10,664
Current portion of performance share units	3,387	1,904
Total current liabilities	$14,073	$12,568
Non-current liabilities
Bank debt	$706,000	$1,466,000
Deferred income taxes	193	176
Performance share units	1,716	2,732
Total non-current liabilities	$707,909	$1,468,908
Total liabilities	$721,982	$1,481,476
Shareholders' equity
Issued capital	$3,412,454	$2,815,569
Reserves	26,322	(23,197)
Retained earnings	1,400,451	1,358,363
Total shareholders' equity	$4,839,227	$4,150,735
Total liabilities and shareholders' equity	$5,561,209	$5,632,211

Condensed Interim Consolidated Statement of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2016	2015	2016	2015
Operating activities
Net earnings	$60,306	$53,726	$101,285	$103,145
Adjustments for
Depreciation and depletion	75,308	53,448	146,883	85,590
Amortization of credit facility origination fees:
Interest expense	149	138	406	251
Amortization of credit facility origination fees - undrawn facilities	214	225	321	474
Write off of credit facility origination fees upon repayment of NRT Loan	-	-	-	1,315
Interest expense	4,441	660	11,116	2,047
Equity settled stock based compensation	1,205	1,420	2,602	3,341
Performance share units	(2,142)	(684)	179	98
Deferred income tax expense (recovery)	603	(130)	232	2,806
Investment income recognized in net earnings	(55)	(39)	(86)	(171)
Other	58	(162)	88	(200)
Change in non-cash working capital	(705)	1,432	(3,796)	1,582
Cash generated from operations	$139,382	$110,034	$259,230	$200,278
Interest paid - expensed	(5,155)	(758)	(11,274)	(1,946)
Interest received	40	16	65	91
Cash generated from operating activities	$134,267	$109,292	$248,021	$198,423
Financing activities
Bank debt repaid	$(665,000)	$(85,000)	$(760,000)	$(1,085,000)
Bank debt drawn	-	-	-	800,000
Credit facility origination fees	-	(129)	(1,300)	(4,241)
Shares issued	632,547	-	632,547	800,000
Share issue costs	(25,834)	(1,045)	(25,834)	(31,389)
Redemption of share capital	-	-	(33,126)	-
Share purchase options exercised	599	-	599	2,887
Dividends paid	(36,740)	(34,444)	(36,740)	(34,444)
Cash generated from (applied to) financing activities	$(94,428)	$(120,618)	$(223,854)	$447,813
Investing activities
Silver and gold interests	$(11)	$(55)	$(284)	$(900,058)
Interest paid - capitalized to silver interests	-	(2,508)	(615)	(4,332)
Silver and gold interests - early deposit	(2,041)	(1,045)	(2,042)	(1,058)
Proceeds on disposal of silver interest	-	-	-	25,000
Proceeds on disposal of long-term investments	-	12	-	12
Dividend income received	14	23	20	80
Other	(60)	(1,447)	(107)	(2,059)
Cash applied to investing activities	$(2,098)	$(5,020)	$(3,028)	$(882,415)
Effect of exchange rate changes on cash and cash equivalents	$(27)	$230	$54	$(27)
Increase (decrease) in cash and cash equivalents	$37,714	$(16,116)	$21,193	$(236,206)
Cash and cash equivalents, beginning of period	86,776	88,008	103,297	308,098
Cash and cash equivalents, end of period	$124,490	$71,892	$124,490	$71,892

Summary of Ounces Produced and Sold

	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced [2]
San Dimas [3]	1,596	923	2,317	1,418	1,786	1,928	1,744	1,290
Yauliyacu	686	657	749	696	696	576	687	875
Peñasquito	867	1,352	1,766	2,092	1,932	1,447	1,582	1,630
Antamina	1,707	2,021	2,403	-	-	-	-	-
Other [4]	2,725	2,568	3,049	2,684	2,787	2,391	2,391	2,300
Total silver ounces produced	7,581	7,521	10,284	6,890	7,201	6,342	6,404	6,095
Gold ounces produced ²
Sudbury [5]	14,893	7,895	13,678	7,300	8,195	8,666	9,924	12,196
Salobo	35,627	37,871	37,680	32,954	27,805	27,185	12,253	10,415
Other [6]	19,729	14,824	19,293	15,592	14,082	17,809	13,925	19,064
Total gold ounces produced	70,249	60,590	70,651	55,846	50,082	53,660	36,102	41,675
SEOs produced [7]	12,799	12,337	15,573	11,092	10,874	10,269	9,078	8,881
GEOs produced [7]	171,290	155,110	208,068	147,178	149,073	140,617	124,056	135,533
Silver ounces sold
San Dimas [3]	1,426	1,345	2,097	2,014	1,265	1,901	1,555	1,295
Yauliyacu	578	603	987	428	809	320	761	1,373
Peñasquito	886	949	2,086	2,053	1,420	1,573	1,640	1,662
Antamina	2,202	1,879	1,340	-	-	-	-	-
Other [4]	2,050	2,776	2,241	2,080	2,081	1,871	1,777	1,969
Total silver ounces sold	7,142	7,552	8,751	6,575	5,575	5,665	5,733	6,299
Gold ounces sold
Sudbury [5]	11,351	9,007	6,256	6,674	12,518	8,033	11,251	5,566
Salobo	45,396	35,366	44,491	21,957	32,156	9,794	14,270	7,180
Other [6]	14,010	20,885	14,152	19,446	16,300	10,572	12,383	23,972
Total gold ounces sold	70,757	65,258	64,899	48,077	60,974	28,399	37,904	36,718
SEOs sold [7]	12,451	12,745	13,607	10,201	10,010	7,737	8,493	8,683
GEOs sold [7]	165,945	160,180	181,838	135,243	137,591	106,071	116,654	133,714
Cumulative payable silver ounces produced but not yet delivered [8]	2,634	3,050	3,813	3,290	3,742	2,873	2,876	2,914
Cumulative payable gold ounces produced but not yet delivered [8]	28,477	33,637	41,401	40,632	35,604	49,951	27,649	31,485

1)	All figures in thousands except gold ounces produced and sold.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp's four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
4)	Comprised of the Los Filos, Zinkgruvan, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the previously owned Mineral Park and Campo Morado silver interests.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
6)	Comprised of the Minto, 777 and Constancia gold interests.
7)	Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs) are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
8)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended June 30, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,596	1,426	$17.49	$4.24	$1.11	$24,945	$17,321	$-	$17,321	$18,898	$143,490
Yauliyacu	686	578	16.94	8.74	5.78	9,792	1,400	-	1,400	4,740	158,454
Peñasquito	867	886	16.11	4.09	3.05	14,272	7,945	-	7,945	10,649	425,247
Antamina	1,707	2,202	16.96	3.42	9.94	37,344	7,934	-	7,934	29,818	846,474
Other [4]	2,725	2,050	17.74	4.69	4.73	36,358	17,044	-	17,044	26,013	935,190
Total silver	7,581	7,142	$17.18	$4.46	$5.49	$122,711	$51,644	$-	$51,644	$90,118	$2,508,855
Gold
Sudbury [5]	14,893	11,351	$1,258	$400	$787	$14,280	$806	$-	$806	$9,636	$490,227
Salobo	35,627	45,396	1,263	400	423	57,357	19,985	-	19,985	39,198	2,122,575
Other [6]	19,729	14,010	1,285	403	551	18,003	4,634	-	4,634	11,874	201,391
Total gold	70,249	70,757	$1,267	$401	$507	$89,640	$25,425	$-	$25,425	$60,708	$2,814,193
Operating results						$212,351	$77,069	$-	$77,069	$150,826	$5,323,048
Corporate costs
General and administrative								$(9,959)	$(9,959)
Other								(6,804)	(6,804)
Total corporate costs								$(16,763)	$(16,763)	$(16,559)	$238,161
						$212,351	$77,069	$(16,763)	$60,306	$134,267	$5,561,209

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2016 were as follows:

Three Months Ended June 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin [4] ($'s Per Ounce)	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	75.0	12,852	12,451	$ 17.06	$ 4.84	$ 12.22	$ 6.03	$ 6.19
Gold equivalent basis	75.0	171,290	165,945	$ 1,280	$ 363	$ 917	$ 452	$ 465

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measures at the end of this press release.

Three Months Ended June 30, 2015
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,786	1,265	$16.42	$4.20	$0.88	$20,762	$14,339	$-	$14,339	$15,451	$150,169
Yauliyacu	696	809	16.44	4.20	6.43	13,296	4,693	-	4,693	9,898	180,214
Peñasquito	1,932	1,420	16.83	4.07	2.85	23,896	14,077	-	14,077	18,118	442,626
Other [4]	2,787	2,081	16.15	4.44	4.42	33,598	15,174	-	15,174	24,599	1,154,126
	7,201	5,575	$16.42	$4.26	$3.51	$91,552	$48,283	$-	$48,283	$68,066	$1,927,135
Gold
Sudbury [5]	8,195	12,518	$1,204	$400	$841	$15,074	$(466)	$-	$(466)	$10,044	$566,569
Salobo	27,805	32,156	1,193	400	420	38,360	11,999	-	11,999	25,498	2,184,649
Other [6]	14,082	16,300	1,193	380	598	19,449	3,497	-	3,497	14,278	389,622
	50,082	60,974	$1,195	$395	$554	$72,883	$15,030	$-	$15,030	$49,820	$3,140,840
Operating results						$164,435	$63,313	$-	$63,313	$117,886	$5,067,975
Corporate costs
General and administrative								$(7,886)	$(7,886)
Other								(1,701)	(1,701)
Total corporate costs								$(9,587)	$(9,587)	$(8,594)	$135,396
						$164,435	$63,313	$(9,587)	$53,726	$109,292	$5,203,371

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2015 were as follows:

Three Months Ended June 30, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin [4] ($'s Per Ounce)	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	72.8	10,845	10,010	$ 16.43	$ 4.77	$ 11.66	$ 5.33	$ 6.33
Gold equivalent basis	72.8	149,073	137,591	$ 1,195	$ 347	$ 848	$ 388	$ 460
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measures at the end of this press release.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.	Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

ii.	Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

iii.	Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

iv.	Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton's Management Discussion and Analysis available on the Company's website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the payment by Silver Wheaton's wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. of $800 million cash consideration to a wholly owned subsidiary of Vale and the satisfaction of each party's obligations in accordance with the amendments to the Salobo gold purchase agreement and the anticipated receipt of estimated additional gold production from the Salobo mine;
•	the amendment to the Silver Wheaton common share purchase warrants to reduce the exercise prices from $65 to $43.75;
•	payments by Silver Wheaton's wholly owned subsidiary, Silver Wheaton (Caymans) Ltd. to Panoro and its wholly owned subsidiary Cordillera Copper Ltd. in accordance with an early deposit precious metal purchase agreement for the Cotabambas project, including any acceleration of payments, estimated throughput of the Cotabambas project and exploration potential associated with the Cotabambas project;
•	the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo mine;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput at the Salobo mine;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•	the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
•	assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks related to the satisfaction of each party's obligations in accordance with the terms of the amendments to the Salobo gold purchase agreement;
•	fluctuations in the price of commodities;

•	risks related to the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
•	the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;
•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Silver Wheaton (the "Common Shares") , including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;
•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;

•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•	other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F filed March 30, 2016 and Form 6-K filed March 16, 2016 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the payment by Silver Wheaton (Caymans) Ltd. of $800 million to a wholly owned subsidiary of Vale and the satisfaction of each party's obligations in accordance with the terms of the amendments to the Salobo purchase agreement;
•	the receipt of all necessary approvals for the amendment to the Silver Wheaton common share purchase warrants to reduce the exercise price from $65 to $43.75;
•	the satisfaction of each party's obligations in accordance with the Cotabambas early deposit purchase agreement;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•	any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;
•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2015 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2016, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com